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                                                                    Exhibit 99.5


           LETTER FROM BROKERS OR OTHER NOMINEES TO BENEFICIAL OWNERS

                               _________ __, 2003

To Our Clients:

      Enclosed for your consideration are the prospectus dated _________ __, 2003 (the "Prospectus"), and the "Instructions as to Use of SmartDisk Corporation Subscription Certificates" relating to the offer by SmartDisk Corporation (the "Company") of shares of the Company's common stock (the "Common Stock"), at a subscription price of $0.32 per share, in cash or by delivery of shares of the Company's Series A Redeemable Convertible Preferred Stock which will be valued at $1.00 per share, pursuant to non-transferable subscription rights (the "Rights") initially distributed to holders of record ("Record Owners") of shares of Common Stock as of the close of business on _________ __, 2003 (the "Record Date").

      As described in the Prospectus, you will receive 1.25 non-transferable Rights for each share of Common Stock carried by us in your account as of the Record Date. You are entitled to subscribe for one (1) share of Common Stock for every Right granted to you (the "Basic Subscription Privilege") at a subscription price of $0.32 per share (the "Subscription Price"). You will also have the privilege (the "Over-Subscription Privilege"), subject to proration, to subscribe for shares of Common Stock available after satisfaction of all subscriptions pursuant to the Basic Subscription Privilege ("Excess Shares"), at the Subscription Price. If there are insufficient Excess Shares to satisfy all exercised Over-Subscription Privileges, Excess Shares will be allocated pro rata among all holders of the Rights exercising Over-Subscription Privileges, in proportion to the number of shares each such holder has purchased pursuant to his or her respective Basic Subscription Privilege. Your election to exercise the Over-Subscription Privilege must be made at the time you exercise the Basic Subscription Privilege, and you must exercise the Basic Subscription Privilege in full in order to exercise the Over-Subscription Privilege.

      THE MATERIALS ENCLOSED ARE BEING FORWARDED TO YOU AS THE BENEFICIAL OWNER OF THE SHARES OF COMMON STOCK CARRIED BY US IN YOUR ACCOUNT BUT NOT REGISTERED IN YOUR NAME. EXERCISES AND SALES OF THE RIGHTS MAY BE MADE ONLY BY US AS THE RECORD OWNER AND PURSUANT TO YOUR INSTRUCTIONS. Accordingly, we request instructions as to whether you wish us to elect to subscribe for any shares of Common Stock to which you are entitled pursuant to the terms and subject to the conditions set forth in the enclosed Prospectus and "Instructions for Use of SmartDisk Corporation Subscription Certificates." However, we urge you to read these documents carefully before instructing us to exercise the Rights.

      Your instructions to us should be forwarded as promptly as possible in order to permit us to exercise Rights on your behalf in accordance with the provisions of the offering described in the Prospectus. The offering will expire at 5:00 p.m., Eastern Standard Time, on ________ __, 2003, unless the offering is extended by the Company. Once you have exercised a Right, such exercise may not be revoked.

      If you wish to have us, on your behalf, exercise the Rights for any shares of the Common Stock to which you are entitled, please so instruct us by completing, executing, and returning to us, and not the Subscription Agent, the instruction form on the reverse side of this letter along with proper payment for the number of shares for which you are subscribing at the Subscription Price. If we do not receive complete written instructions, we will not exercise your rights, and your rights will expire without value.

      ANY QUESTIONS OR REQUESTS FOR ASSISTANCE CONCERNING THE OFFERING SHOULD BE DIRECTED TO YOUR BROKER OR OTHER NOMINEE.